Filed Pursuant to Rule 424(b)(5)

Registration No. 333-280766

PROSPECTUS SUPPLEMENT No. 1

(To the prospectus and the base prospectus both dated July 25, 2024)

$50,000,000

Common Stock

STRAWBERRY FIELDS REIT, INC.

This prospectus supplement No. 1 (this “prospectus supplement”) is being filed to amend and supplement certain information in our at the market offering prospectus and the accompanying base prospectus each dated July 25, 2024 (together, the “Original Prospectus”). This Prospectus Supplement No. 1 should be read in conjunction with the Original Prospectus and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Original Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Original Prospectus, and any future amendments or supplements thereto.

We previously entered an At Market Issuance Sales Agreement dated July 11, 2024 (the “Original Sales Agreement”) with B. Riley Securities, Inc. and A.G.P. / Alliance Global Partners. On June 4, 2025, we entered into Amendment No. 1 (“Amendment No. 1” and together with the Original Sales Agreement, the “Amended Sales Agreement”), pursuant to which Wedbush Securities Inc. was added as an agent; each of B. Riley Securities, A.G.P./Alliance Global Partners and Wedbush Securities Inc., individually an “Agent” and collectively, the “Agents”. In accordance with the terms of the Amended Sales Agreement and pursuant to this prospectus supplement, we may offer and sell up to an aggregate of up to $50.0 million from time to time through or to the Agents, as agent or principal.

We initially registered for sale $24.0 million of our common stock for sale pursuant to the Original Sales Agreement and the Original Prospectus. As of the date of this prospectus supplement, we have sold and issued 469,124 shares for $5.4 million in aggregate gross proceeds. This prospectus supplement amends the Original Prospectus to increase the maximum aggregate gross sales price of our common stock that may be offered, issued, and sold under the Amended Sales Agreement to $50.0 million. Accordingly, we may sell up to $50.0 million pursuant to this prospectus supplement and the accompanying prospectuses. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 6 of the at the market offering prospectus, in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q and any amendment or update thereto reflected in subsequent filings with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus, as well as in the other information contained or incorporated by reference in this prospectus supplement hereto and the accompanying prospectus, for a discussion of information that should be considered in connection with an investment in our common stock.

Our common stock is listed on The NYSE American under the symbol “STRW.” On June 2, 2025, the last reported sale price of our common stock on The NYSE American was $10.13 per share.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other federal or state regulatory agency has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus or base prospectus. Any representation to the contrary is a criminal offense.

B. Riley Securities	A.G.P.
Wedbush

The date of this prospectus supplement is June 4, 2025

PLAN OF DISTRIBUTION

We have entered into the Amended Sales Agreement with the Agents, pursuant to which we may offer and sell up to $50,000,000 of shares of common stock. The sales, if any, of the common stock made under the Amended Sales Agreement will be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act.

From time to time during the term of the Amended Sales Agreement, in connection with the Agents acting as agent or principal, the Agents will offer or buy our common stock subject to the terms and conditions of the Amended Sales Agreement on a daily basis or as otherwise agreed upon by us and the designated Agent. We may designate the maximum amount or dollar value of shares of common stock to be sold through or to an Agent on a daily basis or otherwise as we and the Agents agree and the minimum price per share at which such shares may be sold. Subject to the terms and conditions of the Amended Sales Agreement, the Agents will use their commercially reasonable efforts to sell on our behalf the shares of our common stock so designated by us. We may instruct the Agents not to sell shares of common stock if the sales cannot be affected at or above the price designated by us in any such instruction. We or the Agents may suspend the offering of our common stock at any time upon proper notice to the others, and subject to the other conditions contained in the Amended Sales Agreement, upon which the selling period will immediately terminate.

Each Agent will provide written confirmation to us following the close of trading on the NYSE American but no later than the opening of the trading day following the day in which shares of our common stock are sold under the Amended Sales Agreement. Each confirmation will include the number of shares sold on that day, the aggregate gross sales proceeds of such shares and the net proceeds to us. We will report at least quarterly the number of shares of common stock sold through or to the Agents under the Amended Sales Agreement, the net proceeds to us and the compensation paid by us to the Agents in connection with such sales of our common stock.

Settlement for sales of our common stock will occur on the first trading day following the date on which any sales were made in return for payment of the net proceeds to us unless we agree otherwise with an Agent in connection with a particular transaction. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

Sales of our common stock as contemplated by this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and the Agents may agree upon.

We will pay each Agent a commission for its services in acting as agent or principal in the sale of common stock of up to 3.0% of the gross sales price per share of any shares sold by it under Amended Sales Agreement. We have agreed to reimburse the Agents for certain expenses incurred in connection with this offering, not to exceed an aggregate of (i) $75,000 in connection with the filing of the Original Sales Agreement, (ii) $5,000 per calendar quarter thereafter in connection with updates and (iii) $30,000 in connection with Amendment No. 1. We estimate that the total expenses of the offering payable by us, excluding commissions or discounts payable or provided to the Agents under the Amended Sales Agreement and our reimbursement of certain expenses of the Agents in connection with this offering, will be approximately $200,000.

In connection with the sale of our common stock on our behalf, the Agents will be deemed to be “underwriters” within the meaning of the Securities Act and the compensation paid to the Agents will be deemed to be underwriting commissions or discounts. We have agreed to indemnify the Agents against certain civil liabilities, including certain liabilities under the Securities Act, or to contribute to payments that the Agents may be required to make because of those liabilities.

The offering of our common stock pursuant to the Amended Sales Agreement will terminate upon the termination of the Amended Sales Agreement as permitted therein.

In the ordinary course of their business, the Agents and/or their respective affiliates have in the past provided, and may continue to provide, certain commercial banking, financial advisory, investment banking and other services for us or our affiliates, for which an Agent and/or its affiliates have received and may continue to receive customary fees and commissions. In addition, the Agents have advised that from time to time, they and/or their respective affiliates have in the past effected, and may continue to effect, transactions for their own account or the account of customers, and have held, and may continue to hold, on behalf of themselves or their customers, long or short positions in our securities.

The Agents have also agreed that during the term of the Amended Sales Agreement, the Agents will not engage in any market making, bidding, stabilization or other trading activity with regard to our common stock if such activity would be prohibited under Regulation M or other anti-manipulation rules under the Securities Act.

USE OF PROCEEDS

We may issue and sell shares of our common stock having aggregate sales proceeds of up to $50,000,000 from time-to-time. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. There can be no assurance that we will sell any shares under or fully utilize the Amended Sales Agreement with the Agents as a source of financing.

We intend to contribute the net proceeds of this offering to our Operating Partnership in exchange for OP units. We may also use a portion of the net proceeds to retire mortgage loans obtained in 2022 and 2023. As of March 31, 2025, the outstanding balance of the 2022 loan was $94.1 million. Also as of March 31, 2025, the 2023 loan had an outstanding balance of $41.3 million. The interest rate for both loans is the one-month SOFR plus a margin of 3.5% and a floor of 4% (as of March 31, 2025, the rate was 7.91%).

$50,000,000

STRAWBERRY FIELDS REIT, INC.

COMMON STOCK

PROSPECTUS SUPPLEMENT

B. Riley Securities	A.G.P.
Wedbush

June 4, 2025